Dear Shareholders,

I am pleased to report that 2013 was another record year of organic growth for Endeavour Silver Corp. Silver production was up 52% in 2013 to 6.8 million ounces, gold production was up 95% to 76,000 ounces, and silver equivalent production increased 67% to 11.3 million ounces. As a result, Endeavour graduated to the ranks of mid-tier silver mining companies and our growth plans should facilitate our goal to become a senior silver producer.

Notwithstanding, our industry faced strong headwinds last year. Precious metal prices were down sharply year-on-year; silver averaged just over $23 per ounce in 2013, down 25%, and gold averaged $1,246 per ounce, a 28% decline from the previous year. Our strong operating results in 2013 translated into record revenue, up 33% to $277 million, but our operating cash flow and adjusted net earnings were both lower compared to 2012.

We moved quickly to reduce not just operating costs but also our capital, exploration and G&A costs. By delivering higher plant throughput, grades and recoveries at all three of our mines, we were also able to significantly boost mine operating cash flow and EBITDA, adding $19 million net cash to the balance sheet in the last half of the year. However, the lower metal prices led to write-downs of our reserves and therefore the carrying values at two mines. In addition, the Mexican tax reform that took effect on January 1, 2014 will increase our tax burden, which created a deferred tax liability, thereby reducing our 2013 earnings.

One major accomplishment in 2013 was our completion of the El Cubo mine and plant reconstruction on time and within budget. The new plant has an installed capacity of 1,550 tonnes per day (tpd) within a larger footprint, leaving the door open for future plant expansions. The mine finished the year producing about 1,200 tpd, with plans to ramp up to the 1,550 tpd plant capacity in 2014.

Another major achievement last year was the operational turnaround at El Cubo, now over the hump thanks to increasing both head grades and tonnage throughputs while significantly improving safety standards and the working relationship with our employees and their union. El Cubo is now well positioned to become the core asset we originally envisioned when we acquired the mine in 2012.

Our exploration drilling programs in Mexico enjoyed continued success in 2013. Highlights include the discovery of high-grade, gold-silver vein mineralization in the historic La Luz-Asuncion vein at Bolañitos and the Villalpando-Asuncion vein at El Cubo. At Guanaceví, we delineated the previously discovered high-grade silver-gold mineralization at Milache, where we are now awaiting permitting for underground development. At San Sebastián, we continued to extend the recently discovered high-grade silver-gold mineralization in the Terronera vein, which is now 1,100 metres long, 300 metres deep, approximately six metres thick on average, and still open for expansion.

We plan to hold production steady this year with no forecast growth while metal prices are still low. Instead, our focus is on three goals: 1) further refining our operating and financial performance through initiatives to improve productivity and reduce operating costs to enhance cash flow at all three mines; 2) aggressively replacing the reserves that were depleted last year and expanding resources to extend mine lives, and 3) advancing San Sebastián to potentially fuel our next phase of growth.

Our sustainability philosophy is one of continuous improvement. Growth with Integrity is the theme of our 2013 sustainability report, which reflects our personal values of honesty and integrity, our ‘people first’ business strategies, and the integration of sustainability into our business model. We embrace the philosophy of ‘continuous improvement’ throughout our organization. It represents who we are and what we do – the principles on which Endeavour was founded.

Operational and governance excellence, economic prosperity, a healthy environment, and improved social well-being are the metrics by which our stakeholders measure our performance. We are on track to deliver another strong year of financial, operating and sustainability performance in 2014, in spite of the lower metal prices, due to our philosophy of continuous improvement and operational excellence.

None of our success would have been achieved without the commitment and support of our employees, our communities, and shareholders. We value our relationships with all of our stakeholders and we welcome your feedback.

Bradford Cooke
Chief Executive Officer
March 2014